As filed with the Securities and Exchange Commission on June 26, 2003

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Corixa Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of Incorporation or Organization)	91-1654387 (I.R.S. Employer Identification No.)

1124 Columbia Street, Suite 200, Seattle, WA 98104-2040
(206) 754-5711
(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant’s Principal Executive Offices)

Steven Gillis, Ph.D.
Chief Executive Officer
Corixa Corporation
1124 Columbia Street, Suite 200, Seattle, WA 98104-2040
(206) 754-5711
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Stephen M. Graham
Alan C. Smith
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900, Seattle, Washington 98104
(206) 839-4300

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to Be	Offering Price	Aggregate Offering	Amount of
of Securities to Be Registered	Registered (1)	Per Share(2)	Price (2)	Registration Fee

Common Stock, par value $0.001 per share	4,388,520 shares	$6.72	$29,490,854	$2,386

(1)	Includes (i) 3,719,085 shares of our common stock outstanding, (ii) 669,435 shares of our common stock issuable upon exercise of warrants and (iii) an indeterminate number of additional shares that may become issuable as a result of stock splits, stock dividends and similar transactions, pursuant to Rule 416(a) under the Securities Act of 1933, as amended.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices of Corixa common stock on June 23, 2003.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 26, 2003

4,388,520 Shares

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Common Stock

________________

     The selling stockholders listed on page 19 may offer and resell up to 4,388,520 shares of our common stock under this prospectus, for each of their own accounts. The selling stockholders acquired shares of common stock and warrants to purchase common stock directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. The number of shares the selling stockholders may sell includes 3,719,085 shares of common stock currently issued and outstanding, as well as 669,435 shares of common stock that the selling stockholders may receive when and if they exercise their warrants. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any.

     Our common stock is quoted on the Nasdaq National Market under the symbol “CRXA.” On June 25, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $6.68.

     The selling stockholders may sell their shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

     Investing in the common stock involves risk. See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus is [     ], 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX
Exhibit 5.1
Exhibit 23.1

     You should rely only on the information provided or incorporated by reference in this prospectus. Neither we nor any of the selling stockholders has authorized anyone to give you additional or different information or representations. You should not assume that the information in this prospectus is accurate as of any date after its date. This prospectus is an offer to sell, and a solicitation of offers to buy, the shares offered by this prospectus only in jurisdictions where offers and sales are permitted.

     Our principal executive offices are located at 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040.

     CORIXA®, BEXXAR®, ANERGIX®, ANERGEN®, MPL® and the Corixa logo are registered trademarks and MELACINE™, ANERGIX.MG™, ANERGIX.MS™, ANERGIX.RA™, ENHANZYN™, POWERED BY CORIXA™ and the BEXXAR logo are trademarks of Corixa Corporation. All other brand names, trademarks or service marks referred to in this prospectus are the property of their respective owners.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus and the documents incorporated by reference, including the documents listed below in the section entitled “Where You Can Find More Information,” contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;

•	statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

•	statements about our product development schedule;

•	statements about our expectations for regulatory approval of any of our product candidates;

•	statements regarding expected payments under collaboration agreements;

•	statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available equity line facilities and bank borrowings to meet these requirements;

•	statements about our future operational and manufacturing capabilities;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

     Words such as “believes,” “anticipates” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus.

     You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

RISK FACTORS

     You should carefully consider the risks described below, together with all other information contained in this prospectus. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline.

Risks Related to Our Business

We are at an early stage of product development and may not be able to successfully commercialize our product candidates.

     We are at an early stage in the development of the majority of our therapeutic, prophylactic and diagnostic product candidates. The development of safe and effective therapies for treating people with cancer, infectious diseases or autoimmune diseases is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

     We have not commercialized any products, other than MELACINE vaccine, our melanoma vaccine, which is approved for sale in Canada, and an immunotherapeutic product that has been approved on a named-patient basis in Germany, Spain, Italy and the U.K. The immunotherapeutic product incorporates our MPL adjuvant, our proprietary adjuvant, which is added to the product to heighten the immune response to the product’s antigens.

     The U.S. Food and Drug Administration, or FDA, is currently reviewing our Biologics License Application, or BLA, for BEXXAR therapeutic regime, our most advanced product candidate. On December 17, 2002, we presented data on BEXXAR therapeutic regime at an Oncologics Drug Advisory Committee, or ODAC, meeting. ODAC agreed that the data from clinical trials of BEXXAR therapeutic regime provided substantial evidence of clinical benefit in rituximab-refractory patients and clinical utility in chemotherapy- refractory, low-grade and follicular non-Hodgkin’s lymphoma, or NHL, with or without transformation.

     The FDA is not legally bound by ODAC’s findings, but often takes ODAC’s findings into consideration when determining marketing approval of a new product. On May 5, 2003, we and GlaxoSmithKline, or GSK, announced that the FDA has extended its review of the BEXXAR therapeutic regime application for up to an additional three months. As a result of this action, the new Prescription Drug User Fee Act, or PDUFA, goal date for the FDA to complete its review of BEXXAR therapeutic regime is August 1, 2003. We may not be successful in obtaining regulatory approval for BEXXAR therapeutic regime or any of our other product candidates, or in commercializing these product candidates if approval is obtained.

Our product candidates are subject to a government regulatory approval process that is uncertain, time-consuming and expensive and may not result in any approved products.

     Any products that we develop are subject to regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country.

     The approval process, which includes extensive preclinical studies and clinical trials of each product candidate in order to study its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Clinical trials of our product candidates may not demonstrate safety and efficacy to the extent necessary to obtain regulatory approvals for the indications being studied, if at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of any of the product candidates by us could delay or prevent regulatory approval of the product candidate.

Delays in patient enrollment in clinical trials may occur, which may result in increased costs, program delays or both.

     The timing and completion of current and planned clinical trials of our product candidates depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

•	the size of the patient population;

•	the proximity of patients to the clinical sites;

•	the number of clinical sites;

•	the eligibility criteria for the study;

•	the existence of competing clinical trials; and

•	the existence of alternative available products.

     Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Data from a Phase III clinical trial of MELACINE vaccine, with the primary endpoint being the comparison of disease-free survival between patients with Stage II melanoma who, following surgical removal, received MELACINE vaccine versus observation only, showed no statistically significant difference in disease-free survival of the eligible patient population. Recent discussions with the FDA regarding the outcome of this trial have determined that approval of MELACINE vaccine in the United States will require an additional clinical trial. In addition, we may encounter delays, or the FDA may reject our product candidates, based on changes in regulatory policy during the period of product development, extension of the period of review of any application for regulatory approval or other factors beyond our control. Delays in obtaining regulatory approvals:

•	would adversely affect the marketing of any products we develop;

•	could impose significant additional costs on us;

•	would diminish any competitive advantages that we may attain; and

•	could adversely affect our ability to receive royalties and generate revenues and profits.

     For example, we filed our BLA for BEXXAR therapeutic regime in June 1999 and almost four years later, we have not obtained regulatory approval for BEXXAR therapeutic regime. Most recently, on May 5, 2003, we and GSK announced that the FDA has extended its review of the BEXXAR therapeutic regime application for up to an additional three months. As a result of this action, the new PDUFA goal date for the FDA to complete its review of BEXXAR therapeutic regime is August 1, 2003. We may not be successful in obtaining regulatory approval for BEXXAR therapeutic regime or any of our other product candidates, or in commercializing these product candidates if approval is obtained.

     Regulatory approval, if granted, may entail limitations on the indicated uses for which the approved product may be marketed. These limitations could reduce the size of the potential market for the product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Further, manufacturers of approved products are subject to ongoing regulation, including compliance with FDA regulations governing current good manufacturing practice, or cGMP. Failure to comply with manufacturing regulations, or other FDA regulations, can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

We have limited experience in manufacturing and may encounter problems or delays that could result in lost revenue.

     Our current manufacturing facilities may not be sufficient to support our needs for clinical quantities of our product candidates or commercial quantities of our current products. We have no experience producing commercial quantities of any product, with the exception of limited experience producing MELACINE vaccine for sale in Canada, and we have limited experience in producing clinical-grade amounts of our proprietary immunotherapeutic products, including recombinant proteins or antibodies. We currently manufacture only limited quantities of some antigens and several adjuvants.

     If we are unable to manufacture our product candidates in accordance with cGMP regulations, the consequent lack of supply of the product candidates could delay our clinical programs, limit our sales of commercial products or result in the breach or termination of our agreements to supply products or product candidates to third parties. We intend to rely on third-party contract manufacturers to produce larger quantities of recombinant protein or other cell culture-based biologicals for clinical trials and product commercialization. Either we or our contract manufacturers may be unable to manufacture our proprietary antigen vaccines or other immunotherapeutic products at a cost or in quantities necessary to make them commercially viable. Third-party manufacturers also may be unable to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays or difficulties in our relationships with these manufacturers, our preclinical and clinical testing would be delayed, thereby delaying submission of products for regulatory approval, or the market introduction and commercial sale of the products. Moreover, contract manufacturers that we may use must continually adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If the facilities of those manufacturers cannot pass a pre-approval plant inspection, the FDA approval of our product candidates may be delayed or denied.

Even if BEXXAR therapeutic regime receives FDA approval, we may be unable to manufacture commercial quantities for sale.

     BEXXAR therapeutic regime contains a radiolabeled antibody, which is an antibody linked to an isotope. We have no existing internal capacity or experience with respect to manufacturing radiolabeled antibodies for large-scale clinical trials or commercial purposes. We have entered into an agreement with BI Pharma KG to produce bulk tositumomab and fill the individual product vials with tositumomab. We have contracted with BI Pharma KG and a third-party supplier for labeling and packaging services. These manufacturers have limited experience producing, labeling and packaging tositumomab, and they may be unable to produce our requirements in commercial quantities or with acceptable quality.

     We have entered into an agreement with MDS Nordion, Inc., or Nordion, for radiolabeling the tositumomab component of BEXXAR therapeutic regime at Nordion’s centralized radiolabeling facility. Under our agreement with Amersham Health, Amersham Health is responsible for radiolabeling the European supply of the tositumomab component of BEXXAR therapeutic regime. Neither Nordion nor Amersham Health may be able to produce sufficient radiolabeled antibodies to meet our clinical requirements and, if BEXXAR therapeutic regime is approved and is successful in the market, our commercial requirements for the respective territories. In addition, radiolabeled antibody cannot be stockpiled against future shortages due to the 8-day half-life of the (131) I radioisotope. Accordingly, any interruption in supply from Nordion, Amersham Health or another supplier could harm our sales of BEXXAR therapeutic regime if and when it is approved for sale.

     We are aware of only a limited number of manufacturers capable of producing tositumomab in commercial quantities or radiolabeling the antibody with the (131) I radioisotope on a commercial scale. To establish and qualify a new facility to centrally radiolabel antibodies could take three years or longer. Accordingly, if BEXXAR therapeutic regime is approved for sale in the United States and Nordion is unable to produce sufficient radiolabeled antibodies to meet our commercial requirements, our ability to market BEXXAR therapeutic regime in the United States could be harmed.

Even if BEXXAR therapeutic regime receives FDA approval, if we are unable to establish or maintain distribution capabilities, we may not successfully commercialize the product.

     The unique properties of BEXXAR therapeutic regime require tightly controlled distribution of the product. We may be unable to maintain or establish relationships with third parties or build in-house distribution capabilities to meet requirements for North America. If we are unable to establish or maintain these capabilities, we may not be able to successfully commercialize the product in North America. Due to its radioactive component, BEXXAR therapeutic regime is shipped in shielded containers and must arrive at its destination within 24-48 hours of production. BEXXAR therapeutic regime must also be temperature controlled during shipment. We will rely on many third party suppliers to process orders and to package, store and ship BEXXAR therapeutic regime. We are working with suppliers to minimize risk and loss of inventory and provide efficient service to customers in the event BEXXAR therapeutic regime is approved for commercial sale. These third party suppliers may be unable to handle BEXXAR therapeutic regime in a manner that will minimize loss of or damage to inventory.

Acceptance of BEXXAR therapeutic regime in the marketplace is uncertain and failure to achieve market acceptance will limit our potential revenue from sales of BEXXAR therapeutic regime.

     If BEXXAR therapeutic regime is approved, it would require medical personnel to handle radioactive materials. Doctors may prefer to continue to treat NHL patients with conventional therapies, in this case chemotherapy and biologics. Further, oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as BEXXAR therapeutic regime and will need to engage a nuclear medicine physician or receive specialty training to administer BEXXAR therapeutic regime. Nuclear Regulatory Commission regulations permit BEXXAR therapeutic regime to be administered on an outpatient basis in most cases that we currently contemplate. Market acceptance could, however, be adversely affected to the extent hospitals are required under applicable state, local or individual hospital regulations to administer BEXXAR therapeutic regime on an in-patient basis.

Because we have limited sale and distribution capabilities, we may be unable to successfully commercialize BEXXAR therapeutic regime or our other product candidates.

     As a result of our reduction in force in May 2002, we no longer have a direct sales force for the potential launch of BEXXAR therapeutic regime. Our ability to market and sell BEXXAR therapeutic regime, if approved, will be contingent upon recruiting, training and deploying the necessary sales force, as well as GSK’s performance under our BEXXAR collaboration agreement. Developing an effective sales force will require a significant amount of our financial resources and time. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force we do establish may not be capable of generating sales of BEXXAR therapeutic regime or other product candidates.

     We intend to rely on our corporate partners to market our products outside the United States and, in the case of infectious and autoimmune disease products, worldwide. Our corporate partners may not have effective sales forces and distribution systems. If we are unable to maintain or establish relationships and are required to market any of our products directly, we will need to build a sales and marketing force with technical expertise and with supporting distribution capabilities. We may be unable to maintain or establish relationships with third parties or build in-house sales and distribution capabilities.

If reimbursement is unavailable for our products, or if laws are adopted restricting the prices we may charge for our products, our revenues may be substantially reduced.

     In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as:

•	government health administration authorities;

•	private health insurers;

•	health maintenance organizations;

•	pharmacy benefit management companies; and

•	other healthcare-related organizations.

If reimbursement is not available for our products, demand for these products may be limited.

     Federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of healthcare. Existing regulations affecting the pricing of pharmaceuticals and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, including pharmaceuticals. BEXXAR therapeutic regime faces particular uncertainties because third-party payors have very little experience upon which to model pricing and reimbursement decisions. Further, if BEXXAR therapeutic regime is not administered in most cases on an outpatient basis, as is contemplated currently by us, the projected cost of the therapy will be higher than we anticipate. Our products may not be considered cost effective, and adequate third- party reimbursement may be unavailable to enable us to maintain price levels sufficient to realize a return on our investment.

Any claims relating to our improper handling, storage or disposal of hazardous materials could be time-consuming and costly.

     The manufacture and administration of BEXXAR therapeutic regime requires the handling, use and disposal of (131) I isotope, a radioactive isotope of iodine. These activities must comply with various state and federal regulations. Violations of these regulations could significantly delay completion of clinical trials and commercialization of BEXXAR therapeutic regime. For our ongoing clinical trials and for commercial-scale production, we currently rely on Nordion to radiolabel the tositumomab with (131) I radioisotope at a single location in Canada. Violations of safety regulations could occur with Nordion, and there is a risk of accidental contamination or injury. In the event of any regulatory noncompliance or accident, the supply of radiolabeled tositumomab for use in clinical trials or commercial sales could be interrupted.

     Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

     If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur,

•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer;

•	lawsuits, including class action suits, may be brought against us; and

•	this could result in the breach or termination of our agreements to supply product candidates to third parties.

     Any of the above occurrences could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing these products.

Because we have limited sources of revenue, our results of operations are uncertain and may fluctuate significantly, which could cause the market price of our common stock to decrease.

     To date, almost all of our revenue has resulted from payments made under agreements with our corporate partners, and we expect that most of our revenue will continue to result from corporate partnerships until approval and commercialization of products. Payments under corporate partnerships and licensing arrangements are subject to significant fluctuations in both timing and amount. We may not receive anticipated revenue under existing corporate partnerships, and we may be unable to enter into any additional corporate partnerships.

     Since our inception, we have generated only minimal revenue from diagnostic product sales and no significant revenue from therapeutic or prophylactic product sales. With the exception of MPL adjuvant, which has been approved for sale as part of an immunotherapeutic product on a named-patient basis in Germany, Spain, Italy and the U.K. and MELACINE vaccine, which is available for sale in Canada, we cannot predict when, if ever, our research and development programs will result in commercially available immunotherapeutic products. We do not know when, if ever, we will receive any significant revenue from commercial sales of these products.

     As a result of our limited sources of revenue, our operating results have varied significantly from quarter to quarter and year to year in the past and we expect them to continue to fluctuate. Because of these fluctuations, we believe that period-to-period comparisons of our operating results are not meaningful. In addition, our operating results for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in our stock price.

We expect to incur future operating losses and may never achieve profitability.

     We have experienced significant operating losses in each year since our inception on September 8, 1994. As of March 31, 2003, our accumulated deficit was approximately $1.1 billion, of which $679.4 million is attributable to the write-off of in-process research and development costs associated with our acquisitions and $221.2 million is attributable to goodwill related charges. We may incur substantial additional operating losses over at least the next several years. Operating losses have been and may continue to be principally the result of the various costs associated with our acquisition activities, including the expenses associated with the write-off of in-process research and development, research and development programs, preclinical studies and clinical activities. We may never achieve profitability, and our ability to achieve a consistent, profitable level of operations depends in large part on our ability to successfully:

•	enter into agreements with corporate partners for product discovery, research, development and commercialization;

•	obtain regulatory approvals for our product candidates; and

•	manufacture and market our products once they are approved for sale.

     Even if we are successful in the above activities, our operations may not be profitable.

We will need additional capital, and our ability to implement our existing financing plans and secure additional funding is uncertain.

     We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations. Our future capital requirements will depend on many factors, including:

•	continued scientific progress in our discovery and research programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in expanding and maintaining our manufacturing facilities;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	the potential need to develop, acquire or license new technologies and products;

•	the potential costs of building and maintaining a marketing and sales force;

•	the potential costs of marketing a product; and

•	other factors beyond our control.

     We have in place a $75 million equity line facility with BNY Capital Markets, Inc., or CMI, of which we have drawn down $2.6 million. However, CMI is not obligated to purchase shares of our common stock unless a number of conditions have been satisfied. First, CMI generally has no obligation to purchase shares to the extent that the volume weighted average price of our common stock during the specified valuation period following the exercise of our right to sell shares to CMI under the equity line facility is below $5.00 per share. In the future, the price of our common stock may not meet this minimum trading price condition to enable us to draw down funds under the equity line facility. Second, CMI is only obligated at any given request to purchase shares in a minimum aggregate amount of $500,000 and in a maximum aggregate amount of $3.5 million. Furthermore, CMI has no obligation to purchase shares on a given day if our daily trading volume falls below a specified minimum. Finally, on trading days where the common stock is not listed and approved for trading on the principal trading exchange of our common stock or where trading is restricted, we might not have the right to sell any shares to CMI.

     We believe that our existing capital resources, committed payments under existing corporate partnerships, bank credit arrangements, the CMI equity line facility and equipment financing, proceeds from our recent convertible note financing and from our recent private placement of common stock to the stockholders selling shares pursuant to this registration statement, together with interest income will be sufficient to fund our current and planned operations over at least the next 18 months. However, in addition to any funds available under the CMI equity line facility, we intend to seek additional funding through corporate partnerships, and also may seek additional funding through:

•	public or private equity financings;

•	public or private debt financings; and

•	capital lease transactions.

     Additional financing may be unavailable on acceptable terms, if at all. If sufficient capital is not available, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations.

Our equity line facility and other transactions may result in dilution and a decline in the price of our common stock.

     Under the equity line facility with CMI, we may, subject to certain conditions, sell to CMI up to an additional $72.4 million of our common stock from time to time before December 3, 2003. The number of shares and price per share will depend on the market price and trading volume of the shares during the applicable one- to twenty-day draw down period for any sale. The sale of shares pursuant to the equity line facility will have a dilutive effect on the ownership percentage of our existing stockholders. Subsequent sales of these shares in the open market by CMI may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the equity line facility (should we choose to sell additional shares to CMI) and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of the shares and could result in dilution to the holders of our shares.

     In the event that we draw down the remaining maximum amount of approximately 7,760,000 shares under the facility, and issue the additional 100,000 shares subject to warrants issued to the placement agent in connection with the facility, these shares would represent approximately 15.4% of our currently outstanding shares. The perceived risk associated with the possible sale of a large number of shares issued under the equity line facility at prices as low as $4.90 per share, which is 98% of the $5.00 floor share price at which CMI has agreed to purchase our shares, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock under the equity line facility could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

     In August 2002, as part of a private placement of approximately 7.3 million shares of our common stock, we also issued warrants to purchase approximately 1.2 million shares of our common stock at an exercise price of $6.13 per share to selected institutional and other accredited investors. In addition, in June 2003, as part of a private placement of approximately 3.7 million shares of our common stock, we issued warrants to purchase approximately 670,000 shares of our common stock at an exercise price of $8.04 per share to the stockholders selling shares pursuant to this registration statement. If these warrants are exercised, the issuance of shares of common stock will have a dilutive effect on the ownership percentage of our existing stockholders.

     We have outstanding $100 million aggregate principal amount of convertible notes due in 2008. The holders of these notes have the option of converting the principal and unpaid interest on the notes, at any time prior to the maturity date, into common stock at a fixed conversion rate of $9.175 per share. If the notes were converted in full, 10,899,183 shares of our common stock would be issued to the noteholders; this issuance would have a dilutive effect on the ownership percentage of our existing stockholders.

     In addition to any dilution resulting from issuances under the equity line facility or upon exercise of warrants, we are also obligated, or in some cases have the option, to issue additional shares of our common stock under collaboration and other strategic agreements.

     Under a loan agreement with GSK, at our option, we may choose to pay the outstanding principal amount of $15 million which is due in October 2003, together with all accrued unpaid interest thereon, in cash or shares of our common stock valued at the closing price of our common stock on the last trading day preceding the payment date to GSK. In addition, under a collaborative agreement with GSK, we have an outstanding loan in the amount of $5 million, which is due in September 2003. At GSK’s option, GSK may choose to receive the outstanding principal and accrued unpaid interest in cash or shares of our common stock at an undisclosed premium to the then current fair market value of our common stock.

     On December 4, 2002 and May 14, 2003, we sold 636,173 and 721,814 shares of our common stock, respectively, to Amersham Health for a total purchase price of $10 million in cash. This sale was made pursuant to a previously disclosed October 2001 agreement with Amersham Health.

     Under a license assignment agreement between Coulter, Beckman Coulter, Inc., InterWest Partners V, L.P. and InterWest Investors V, relating to portions of the technology underlying BEXXAR therapeutic regime, Beckman Coulter, Inc. is entitled to receive the first $4.5 million of royalties upon commercial sale of BEXXAR therapeutic regime, if any, derived from the licenses that were assigned to Coulter, thereafter, any such royalties shall be payable to Dana-Farber Cancer Institute. Beckman Coulter, Inc. has the option, in lieu of receiving cash for such royalties, to receive shares of our common stock valued at the then current fair market value of our common stock.

     We are also required to pay dividends on our outstanding preferred stock. The dividend can be paid in cash or common stock, at our option. The maximum amount of cash that would be paid in a year would be $2.5 million and the maximum number of shares of common stock that would be issued is 146,828.

     If we issue additional stock under these agreements, as dividends on our preferred stock or pursuant to other transactions, it will have a dilutive effect on the ownership percentage of our existing stockholders. From time to time, we expect to enter into new partnerships, acquisitions and other strategic transactions in which we may agree to issue additional common stock.

Transactions by CMI may adversely affect the price of our common stock.

     From time to time, within limitations specified in the CMI equity line facility and subject to applicable laws, CMI may engage in short sales, short sales against the box, puts and calls and other transactions in our common stock, and may sell and deliver shares of our common stock issued under the equity line facility in connection with these transactions. If CMI engages in such transactions, the result will be advance sales of additional shares into the market for our common stock, which could create downward pressure on our stock price.

We have a significant amount of debt which could adversely affect our financial condition.

     We have outstanding $100 million aggregate principal amount of convertible notes bearing interest at 4.25% and due in 2008, which is a significant amount of debt and debt service obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, including from cash and cash equivalents on hand, we will be in default under the terms of the loan agreements, or indentures, which could, in turn, cause defaults under our other existing and future debt obligations. These notes also could have a negative effect on our earnings per share, depending on the rate of interest we earn on cash balances.

     Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by

•	limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

•	making us more vulnerable to a downturn in our business or the economy generally; or

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of contributing those funds to other purposes such as working capital and capital expenditures.

     In addition, we could lose the tax deduction for interest expense associated with the convertible notes if, under certain circumstances, we issue senior unsecured debt or incur any obligation to provide consideration for an acquisition of stock or assets of a newly acquired corporation. We also could lose the tax deduction for interest expense associated with the convertible notes if we were to invest in non-taxable investments.

If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships in the future, our revenue growth and product development may be limited.

     The success of our business strategy depends in part on our ability to enter into multiple corporate partnerships and to manage effectively the numerous relationships that may result from this strategy. We recognized 88% and 96% of our revenue from research and development and other funding under our existing corporate partnerships for the three months ended March 31, 2003, and March 31, 2002, respectively. For the years ended December 31, 2002, 2001 and 2000, approximately 95%, 95% and 94%, respectively, of our revenue resulted from collaboration agreements. If our corporate partnerships are unsuccessful or if we are unable to establish corporate partnerships, we may be prevented from commercializing our product candidates or effectively partnering our product candidates.

     Our licenses, in combination with our proprietary discoveries, enable us to enter into partnerships to progress some of our product candidates. Our corporate partnerships generally provide our partners with the right to use technologies owned or licensed by us in research, development and commercialization activities. Our material corporate partnerships include the following:

•	a corporate partnership with GSK to develop and commercialize BEXXAR therapeutic regime in the United States;

•	a license and supply agreement with GSK Canada to commercialize BEXXAR therapeutic regime in Canada;

•	a corporate partnership with Amersham Health to develop and commercialize BEXXAR therapeutic regime in Europe;

•	a development, commercialization and license agreement with Medicis related to our candidate psoriasis immunotherapeutic product, PVAC treatment;

•	a development and license agreement with Zenyaku Kogyo Co., Ltd. related to PVAC treatment;

•	a corporate partnership with Kirin Brewery Company, Ltd. for the research, development and commercialization of vaccine products aimed at treating multiple forms of cancer, including leukemia, myelodysplasia and melanoma;

•	a corporate partnership with Zambon Group spa for the research, development and commercialization of vaccine products aimed at preventing and/or treating lung cancer; and

•	a corporate partnership with GSK that provides for vaccine development of breast, prostate and colon cancer vaccines, and vaccine discovery and development programs, for two chronic infectious pathogens, chlamydia and tuberculosis.

Management of our relationships with our corporate partners requires:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific and other personnel.

     Our corporate partners may terminate our current partnerships. Our agreements with GSK for commercialization of BEXXAR therapeutic regime in the United States, Amersham Health for marketing BEXXAR therapeutic regime in Europe, GSK Canada for marketing BEXXAR therapeutic regime in Canada and Medicis for commercialization of PVAC treatment contain milestone-based termination provisions, which provide that if we fail to meet specified development or regulatory milestones, the licensor may terminate the agreement. In addition, all of these license agreements may be terminated by the licensor for our material breach or insolvency, or after a specified termination date. Some of our corporate partners have options to license aspects of our technology. Any of these corporate partners may not exercise its option to license this technology.

     The process of establishing new corporate partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new corporate partnerships on favorable terms, if at all. If we successfully establish new corporate partnerships, such partnerships may never result in the successful development of our product candidates or the generation of significant revenue.

     Because we generally enter into research and development collaborations with corporate partners at an early stage of product development, our success largely depends on the performance of our corporate partners. We do not directly control the amount or timing of resources devoted by our corporate partners to collaborative activities. Our corporate partners may not commit sufficient resources to our research and development programs or the commercialization of our products and product candidates. If any corporate partner fails to commit sufficient resources, our preclinical or clinical development related to the corporate partnership could be delayed or terminated. Also, our current corporate partners or future corporate partners, if any, may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.

Our inability to license technology from third parties or our inability to maintain exclusive licenses may impair our ability to develop and commercialize our product candidates.

     Our success also depends on our ability to enter into and maintain licensing arrangements with commercial or academic entities to obtain technology that is advantageous or necessary to developing and commercializing our product candidates. If we cannot obtain or maintain these licenses on acceptable terms, we may be required to expend significant time and resources to develop or in-license similar technology. If we are unable to do so, we may be prevented from developing and commercializing our product candidates.

     We currently have various license agreements that provide us rights to use technologies owned or licensed by third parties in research, development and commercialization activities. Our material third-party licensing arrangements include the following:

•	a license with the Dana-Farber Cancer Institute for the use of the anti-B1 antibody used in BEXXAR therapeutic regime; and

•	a license with the University of Michigan for the use of BEXXAR therapeutic regime.

     Many of our third-party license agreements contain milestone-based termination provisions, in which case our failure to meet any agreed milestones may allow the licensor to terminate the agreement. Further, we may be unable to negotiate additional license agreements in the future on acceptable terms, if at all. Many of our license agreements grant us exclusive licenses to the underlying technologies. If we are unable to maintain the exclusivity of our exclusive licenses, we may be unable to commercialize our product candidates.

If we are unable to obtain, protect and enforce our patent rights, we may be unable to effectively protect or exploit our proprietary technology, inventions and improvements.

     Our success depends in part on our ability to obtain, protect and enforce commercially valuable patents. If we fail to obtain and maintain patent protection for our proprietary technology, inventions and improvements, our competitors could develop and commercialize products that would otherwise infringe our patents. We try to protect our proprietary positions by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to developing our business.

     Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Accordingly, the degree of future protection for our patent rights is uncertain. The risks and uncertainties that we face with respect to our patents include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other parties may challenge patents licensed or issued to us;

•	disputes may arise regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, corporate partners and other scientific collaborators; and

•	other parties may design around our patented technologies.

     We have licensed several patent applications from Southern Research Institute, or SRI, related to our microsphere encapsulation technology. One of these patent applications is currently the subject of opposition proceedings before the European Patent Office. The European Patent Office has revoked the previously issued European patent. Although SRI has appealed this decision, it is uncertain whether SRI will prevail in this opposition proceeding. As a result, this patent may not issue in Europe.

     IDEC Pharmaceuticals, Inc., or IDEC, has challenged the validity of our United States Patent Nos. 5,595,721, 5,843,398, 6,015,542, 6,090,365, 6,022,521, 6,251,362 and 6,287,537 related to BEXXAR therapeutic regime by seeking declaratory judgment of invalidity of these patents. IDEC is also seeking a declaratory judgment that its Zevalin product for the treatment of NHL is not infringing the patents. We, GSK, our collaboration partner for BEXXAR therapeutic regime in the United States, and the Regents of the University of Michigan are parties to a lawsuit against IDEC alleging patent infringement of our United States Patent Nos. 5,595,721, 6,015,542, 6,090,365 and 6,287,537 by Zevalin and seeking monetary damages and permanent injunctive relief. Claims in the patents at issue in the litigation cover composition of matter and methods-of-use in the treatment of NHL. If IDEC is successful in these proceedings, IDEC would be able to market its Zevalin product without the need to license from us any of our patents and could be awarded monetary damages. An unfavorable outcome of this matter could have a materially adverse effect on our operating results from the sale of BEXXAR therapeutic regime, if it is approved.

     On June 2, 2003, IDEC moved to amend its complaint to add a claim for declaratory judgment relief of non- infringement and invalidity of our U.S. Patent No. 6,565,827. Issued Patent No. 6,565,827 covers composition of matter used in the treatment of NHL. On that same day, IDEC also filed a separate lawsuit in the United States District Court, Southern District of California, seeking declaratory judgment of non-infringement and invalidity of this same patent. An unfavorable outcome on this matter could have a materially adverse effect on our operating results from the sale of BEXXAR therapeutic regime, if it is approved.

     In addition, on February 25, 2003, IDEC filed a complaint in the United States District Court, Southern District of California, against us and GSK for patent infringement of United States Reissue Patent No. RE38,008 which claims, among other things, methods of enhancing the delivery of conjugated specific antibodies to solid tumor target cells. If IDEC is successful in these proceedings, IDEC could be awarded monetary damages and permanent injunctive relief, which relief could prevent us from marketing BEXXAR therapeutic regime. An unfavorable outcome of this matter could have a materially adverse effect on our operating results from the sale of BEXXAR therapeutic regime, if it is approved.

If we are unable to gain access to patent and proprietary rights of others, we may be unable to compete effectively.

     Our success depends in part on our ability to gain access to third-party patent and proprietary rights and to operate our business without infringing on third-party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

     Our success depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements and research agreements. Nevertheless, other parties may develop similar or alternative technologies or duplicate our technologies that are not protected by patents, or otherwise obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, any breach. Any material leak of confidential data into the public domain or to third parties could harm our competitive position.

If we are unable to protect our trademarks, we may be unable to compete effectively.

     We try to protect our trademarks by applying for United States and foreign registrations for marks that are important to developing our business. However, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective trademark protection may not be available in other jurisdictions. If we are unable to protect our trademarks, we may be unable to establish brand awareness for our products, which could limit our ability to compete effectively. Of our trademarks, MPL®, is currently the subject of an opposition proceeding before the Office for the Harmonization in the Internal Market, which handles initial prosecution and opposition of European trademarks. We may not ultimately prevail in this opposition proceeding. As a result, we may not receive trademark protection for MPL® in Europe. Our trademark application in Canada for ENHANZYN is currently the subject of an opposition proceeding before the Canadian Intellectual Property Office. We may not ultimately prevail in this opposition proceeding. As a result, we may not receive trademark protection for ENHANZYN in Canada.

Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

     As a result of litigation, interferences, opposition proceedings and other administrative proceedings in which we are or may become involved, including the IDEC litigation, we may incur substantial expense and the proceedings may divert the efforts of our technical and management personnel. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates. As a result, an adverse determination could have a materially adverse effect on our business, financial condition and operating results.

     The enforcement, defense and prosecution of intellectual property rights, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce our issued and licensed patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

If we do not successfully integrate potential future acquisitions, we may incur unexpected costs and disruptions to our business.

     We have completed several acquisitions of complementary technologies, product candidates and businesses. In the future, we may acquire additional complementary companies, products and product candidates or technologies. Managing these acquisitions has entailed and may in the future entail numerous operational and financial risks and strains, including:

•	exposure to unknown liabilities;

•	higher-than-expected acquisition and integration costs;

•	difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

•	disruption of our business and diversion of our management’s time and attention to integrating or completing the development or commercialization of any acquired technologies;

•	impairment of relationships with key customers of acquired businesses due to changes in management and ownership;

•	inability to retain key employees of acquired businesses; and

•	increased amortization expenses if an acquisition results in significant intangible assets or potential write-downs of goodwill and other intangible assets due to impairment of the assets.

     For example, in December 2000 we acquired Coulter, a publicly held biotechnology company specializing in, among other things, the development of therapeutic antibodies, including BEXXAR therapeutic regime. As a result of our acquisition of Coulter, we acquired direct sales and marketing personnel in preparation for the launch of BEXXAR therapeutic regime. In an effort to minimize expenses during the delay in the FDA review of BEXXAR therapeutic regime, we initiated expense reductions, including a 15% reduction in total headcount in March 2001. The majority of these reductions took place in the operations that we acquired from Coulter. During the first quarter of 2002 we experienced a decrease in the value of our common stock subsequent to receiving the complete review letter from the FDA regarding the BEXXAR BLA. As a result, goodwill and other intangibles were re-evaluated and we recognized a $161.1 million goodwill impairment charge. Regulatory approval by the FDA for BEXXAR therapeutic regime may be further delayed or rejected, in which case we may not gain substantial benefit from the Coulter acquisition. In May 2002, we sold specific preclinical assets and equipment that we acquired from Coulter to Medarex, Inc. and, in connection with the asset sale, initiated a further headcount reduction.

We depend heavily on the principal members of our management and scientific staff, the loss of any of whom could impair our ability to compete.

     The loss of the services of any of the principal members of our management and scientific staff could significantly delay or prevent the achievement of our scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may be unable to attract and retain these individuals currently or in the future on acceptable terms, if at all. In addition, we do not maintain “key person’’ life insurance on any of our officers, employees or consultants.

     We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist the companies in developing technologies that may compete with our products.

If we are unable to compete effectively in the highly competitive biotechnology and biopharmaceutical industries, our business will fail.

     The biotechnology and biopharmaceutical industries are intensely competitive, and we may be unable to compete effectively in these industries. Many companies and institutions compete with us in developing alternative therapies to treat or prevent cancer, infectious diseases and autoimmune diseases, including:

•	pharmaceutical companies;

•	biotechnology companies;

•	academic institutions; and

•	research organizations.

     Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all.

     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research and development, manufacturing, and preclinical and clinical development, and obtain regulatory approval and market of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring and developing technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety;

•	timing and scope of regulatory approvals;

•	availability of resources;

•	reimbursement coverage;

•	product price; and

•	patent position.

     Competitors may develop more effective or more affordable products, or may achieve earlier patent protection or product commercialization, than we do. These competitive products may achieve a greater market share or render our products obsolete.

     IDEC’s product, Zevalin, received FDA approval for commercial sale in the United States in February 2002. Zevalin has been approved and is being marketed for the treatment of NHL in the United States, the indication for which we are seeking approval to sell BEXXAR therapeutic regime in the United States. Consequently, IDEC could have a significant advantage over us in sales and marketing of products for the treatment of NHL in the United States.

Our stock price could be very volatile and shares of our common stock may suffer a decline in value.

     The market prices for securities of biotechnology companies have in the past been, and are likely to continue in the future to be, very volatile. As a result of the fluctuations in the price of our common stock you may be unable to sell your shares at or above the price you paid for them. The market price of our common stock may be subject to substantial volatility depending on numerous factors, many of which are beyond our control, including:

•	announcements regarding the results of discovery efforts and preclinical and clinical activities by us or our competitors;

•	progress or delay of our or our competitors’ regulatory approvals;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing corporate partnerships or licensing arrangements;

•	establishment of additional corporate partnerships or licensing arrangements by us or our competitors;

•	technological innovations or new commercial products developed by us or our competitors;

•	changes in our or our competitors’ intellectual property portfolio;

•	developments or disputes concerning our or our competitors’ proprietary rights;

•	issuance of new or changed securities analysts’ reports and their recommendations regarding us or our competitors;

•	changes in government regulations;

•	economic and other external factors;

•	additions or departures of any of our key personnel;

•	operating losses by us; and

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock.

     Our common stock has traded as high as $72.00 and as low as $4.48 since the beginning of 2000. The last reported sales price of our common stock on June 25, 2003 was $6.68. If our stock price declines significantly, we may be unable to raise additional capital. Significant declines in the price of our common stock could also impede our ability to attract and retain qualified employees and reduce the liquidity of our common stock.

Product liability claims may damage our reputation and if insurance proves inadequate, the product liability claims may harm our financial position.

     Our business exposes us to the risk of product liability claims inherent in manufacturing, testing and marketing therapies for treating people with cancer, infectious diseases and autoimmune diseases. A product liability claim may damage our reputation by raising questions about a product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with product commercialization. Although we have product liability and clinical trial liability insurance that we believe is commercially reasonable, this coverage may be inadequate or may be unavailable in the future on acceptable terms, if at all. Defending a suit, regardless of its merit, could be costly and could divert management attention.

State laws and our certificate of incorporation may inhibit potential acquisition bids that could be beneficial to our stockholders.

     Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, will make it more difficult for a third party to acquire us, even if doing so would be beneficial for our stockholders. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. For example, certain provisions of our certificate of incorporation or bylaws:

•	allow our board to issue preferred stock without any vote or further action by the stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting;

•	eliminate cumulative voting in the election of directors;

•	specify a supermajority requirement for stockholders to call a special meeting;

•	specify restrictive procedures for director nominations by stockholders; and

•	specify a supermajority requirement for stockholders to change the number of directors.

     We are subject to certain provisions of Delaware and Washington law, which could also delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in certain business combinations with any interested stockholder for a period of three years unless specific conditions are met. Similarly, Chapter 23B.19 of the Washington Business Corporation Act prohibits corporations based in Washington from engaging in certain business combinations with any interested stockholder for a period of five years unless specific conditions are met.

     In addition, certain provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing a change in control of us, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

SELLING STOCKHOLDERS

     The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, including the shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 54,826,536 shares of our common stock issued and outstanding as of June 24, 2003.

     The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders.

     In connection with the private placement described below, we appointed Ronald M. Hunt, a director of DLJ Capital Corporation and of Credit Suisse First Boston, Inc., an entity that controls the selling stockholders, and a limited partner of DLJ Associates IX, L.P., a general partner of Sprout Capital IX, L.P., to our board of directors. Except as a stockholder, and as described in this prospectus, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years.

     The selling stockholders acquired the common stock and warrants to which this prospectus relates directly from us on June 13, 2003, in a private placement that was exempt from the registration requirements of the federal securities laws. In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earliest of (i) June 13, 2008, subject to extension as set forth in the registration rights agreement, (ii) the date on which the selling stockholders may resell all the shares covered by the registration statement without restriction pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or Securities Act, or any successor rule of similar effect and (iii) the date on which the selling stockholders have sold all the shares covered by the registration statement.

			Shares Beneficially
	Number of Shares		Owned After Offering
	Beneficially Owned	Number of Shares
Name	Before Offering	Being Offered(1)	Number	Percentage

Sprout IX Plan Investors L.P.(2)(6)	192,590	192,590	0	*
Sprout Entrepreneurs Fund, L.P.(3)(6)	16,435	16,435	0	*
Sprout Capital IX, L.P.(4)(6)	4,170,355	4,170,355	0	*
DLJ Capital Corporation(5)(6)	4,195,930	4,195,930	0	*

*	Less than 1%.

(1)	The total number of shares that may be offered pursuant to this registration statement by all of the selling stockholders will not exceed 4,388,520.

(2)	Includes 163,212 shares of common stock held of record by Sprout IX Plan Investors, L.P. and an additional 29,378 shares of common stock issuable upon exercise of warrants held of record by Sprout IX Plan Investors, L.P.

(3)	Includes 13,928 shares of common stock held of record by Sprout Entrepreneurs Fund, L.P. and an additional 2,507 shares of common stock issuable upon exercise of warrants held of record by Sprout Entrepreneurs Fund, L.P.

(4)	Includes 3,534,199 shares of common stock held of record by Sprout Capital IX, L.P. and an additional 636,156 shares of common stock issuable upon exercise of warrants held of record by Sprout Capital IX, L.P.

(5)	Includes 7,746 shares of common stock held of record by DLJ Capital Corporation and an additional 1,394 shares of common stock issuable upon exercise of warrants held of record by DLJ Capital Corporation. Also includes shares of common stock and shares issuable upon exercise of warrants held of record by Sprout Entrepreneurs Fund, L.P. and Sprout Capital IX, L.P.

(6)	The securities to which this prospectus relates may also be deemed to be beneficially owned by Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit, excluding the asset management business principally conducted under the brand name Credit Suisse Asset Management. We refer to this beneficial owner as the CSFB Beneficial Owner. Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P. and Sprout IX Plan Investors, L.P. are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation, an indirect wholly-owned subsidiary of the CSFB Beneficial Owner, acts as a venture capital partnership management company. DLJ Capital Corporation is also the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital IX, L.P. and, as such, is responsible for their day-to-day management. DLJ Capital Corporation makes all of the investment decisions on behalf of Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund, L.P. DLJ Associates IX, L.P., a Delaware limited partnership, is a general partner of Sprout Capital IX, L.P. and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout Capital IX, L.P. DLJ Capital Associates IX, Inc., a Delaware corporation and a wholly-owned subsidiary of DLJ Capital Corporation, is the managing general partner of DLJ Associates IX, L.P. DLJ LBO Plans Management Corporation II, a Delaware corporation and an indirect wholly-owned subsidiary of the CSFB Beneficial Owner, is the general partner of Sprout IX Plan Investors, L.P. and, as such, is responsible for its day-to-day management.

PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares of common stock from time to time. When we use the term “selling stockholders” in this prospectus, it includes donees, distributees, pledgees and other transferees who are selling shares received after the date of this prospectus from a selling stockholder whose name appears in “Selling Stockholders.” If we are notified by a selling stockholder that a donee, distributee, pledgee or other transferee intends to sell more than 500 shares, we will file a supplement to the prospectus if required by law. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may make these sales on the Nasdaq National Market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, at fixed prices or in privately negotiated transactions. The selling stockholders may use one or more of the following methods to sell the shares of common stock:

•	a block trade in which a selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the shares for its own account pursuant to this prospectus;

•	an exchange or over-the-counter distribution in accordance with the rules of the applicable exchange or Nasdaq;

•	a pledge to secure debt and other obligations; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. To the extent required, this Prospectus will be amended and supplemented from time to time to describe a specific plan of distribution.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of section 2(a)(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed “underwriters” within the meaning of section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

     Orrick, Herrington & Sutcliffe LLP, Seattle, Washington has provided us with an opinion that the shares of common stock offered by this prospectus are duly authorized, validly issued, fully paid and nonassessable.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Corixa, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the operation of its Public Reference Room.

     The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2002 filed on February 25, 2003, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

•	The description of our common stock contained in our registration statement on Form 8-A filed on September 22, 1997, under Section 12(g) of the Securities Exchange Act of 1934, as amended, or Exchange Act, as such 8-A was amended by our Form 8-A/A filed on March 6, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003; and

•	Our current reports on Form 8-K filed on February 28, 2003, May 5, 2003, June 9, 2003, June 18, 2003 and June 25, 2003.

     We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed the to be a part of this prospectus, commencing on the date on which the document is filed.

     You may request a copy of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Corixa Corporation
Attention: Investor Relations
1124 Columbia Street, Suite 200
Seattle, WA 98104-2040
(206) 754-5711

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Distribution

     The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus. All amounts are estimates except the SEC registration fee and the Nasdaq additional listing fee.

SEC registration fee	$2,386
Nasdaq additional listing fee	22,500
Printing and engraving expenses	10,000
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Miscellaneous fees and expenses	114

Total	$65,000

Item 15. Indemnification of Directors and Officers

     As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the registrant provide that: (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the registrant may, in its discretion, indemnify officers, employees and agents in those circumstances where indemnification is not required by law; (iii) the registrant is required to advance expenses, as incurred, to its directors in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (v) the registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, executive officers and employees.

     The registrant’s policy is to enter into an indemnification agreement with each of its directors and executive officers that provides the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, such indemnity agreements provide that directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the board of directors or brought to enforce a right to indemnification under the indemnity agreement, the registrant’s Bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (iii) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws; (v) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party derived an improper personal benefit; (vii) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnification provision in the Bylaws and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of the registrant’s directors for liabilities arising under the Securities Act.

Item 16. Exhibits

Exhibit
Number
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock
10.1	Securities Purchase Agreement dated as of June 8, 2003, among Corixa Corporation and the purchasers named therein (A)
10.2	Registration Rights Agreement dated as of June 13, 2003, among Corixa Corporation and the investors named therein (A)
10.3	Form of 5-Year Warrant (A)
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(A)	Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 0-22891), filed with the SEC on June 18, 2003.

Item 17. Undertakings

A.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment of the registration statement) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Seattle, state of Washington, on the 26th day of June 2003.

CORIXA CORPORATION

By:	/s/ STEVEN GILLIS, PH.D.

Steven Gillis, Ph.D. Chairman and Chief Executive Officer

POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes and appoints Steven Gillis, Ph.D. and Michelle Burris, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on the 26th day of June 2003.

Signature	Title

/s/ STEVEN GILLIS, PH.D Steven Gillis, Ph.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ MICHELLE BURRIS Michelle Burris	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ MICHAEL BIGHAM Michael Bigham	Director

/s/ RONALD HUNT Ronald Hunt	Director

/s/ JOSEPH LACOB Joseph Lacob	Director

/s/ ROBERT MOMSEN Robert Momsen	Director

/s/ ARNOLD ORONSKY, PH.D Arnold Oronsky, Ph.D.	Director

/s/ SAMUEL SAKS, M.D. Samuel Saks, M.D.	Director

/s/ JAMES YOUNG, PH.D James Young, Ph.D.	Director

EXHIBIT INDEX

Exhibit
Number
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock
10.1	Securities Purchase Agreement dated as of June 8, 2003, among Corixa Corporation and the purchasers named therein (A)
10.2	Registration Rights Agreement dated as of June 13, 2003, among Corixa Corporation and the investors named therein (A)
10.3	Form of 5-Year Warrant (A)
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(A)	Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 0-22891), filed with the SEC on June 18, 2003.